UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit A-C, 33/F
Tower A, Billion Center
1 Wang Kwong Road
Kowloon Bay
Hong Kong
(Address of principal executive office)

Registrant’s phone number, including area code

+(852) 2820-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On June 11, 2021, the Audit Committee of the Board of Directors (the “Audit Committee”) of Lion Group Holding Ltd. (the “Company”), in response to the statement released by the U.S. Securities and Exchange Commission (the “SEC”) with respect to the balance sheet classification and periodic measurement of certain contracts that may be settled in an entity’s stock, such as warrants, and after discussion with its independent registered public accounting firm, UHY LLP, its valuation firm and its legal advisors, concluded that the Company’s previously issued consolidated financial statements as of and for the year ended December 31, 2020 included in our Annual Report on Form 20-F and the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2020 included in our previously filed Current Report on Form 6-K for the period (collectively, the “Relevant Periods”) should be restated to reflect the impact of this guidance by the SEC and accordingly, should no longer be relied upon. Similarly, any previously furnished or filed reports, related earnings releases, investor presentations or similar communications of the Company describing the Company's financial results for the Relevant Periods should no longer be relied upon.

Background

On April 12, 2021, the SEC issued a statement (the “Statement”) on the accounting and reporting considerations for warrants issued by special purpose acquisition companies. The Statement referenced the guidance included in U.S. Generally Accepted Accounting Principles that entities must consider in determining whether to classify contracts that may be settled in its own stock, such as warrants, as equity or as an asset or liability.

After considering the Statement, the Company re-evaluated its historical accounting for its warrants and concluded it must amend the accounting treatment of the public warrants and private warrants (the “Public Warrants” and “Private Warrants”) issued in connection with the initial public offering of Proficient Alpha Acquisition Corp. (“PAAC”) and recorded to the Company’s consolidated financial statements as a result of the Company’s merger with PAAC, a SPAC and legal predecessor of the Company, and Lion Financial Group Limited on June 16, 2020 (the “Business Combination”). At that time, the Public and Private Warrants were presented within equity and did not impact any reporting periods prior to the Business Combination.

The Company has concluded that the Public and Private Warrants did not meet the conditions to be classified within equity under the Statement and should be presented as a liability and marked to fair value each reporting period. The Company intends to promptly file restated financial statements for the year ended December 31, 2020 on Form 20-F/A. The relevant unaudited interim financial information for six months ended June 30, 2020 will also be restated in the Form 20-F/A.

In light of the restatement discussed above, the Company has reassessed the effectiveness of its disclosure controls and procedures and internal controls over financial reporting as of December 31, 2020, and has concluded that its internal controls over financial reporting was not effective as of December 31, 2020 due to a material weakness in its internal controls related to the restatement, as described above, and concluded that its remediation plan relating to the restatement material weakness will be started to address this matter to improve the process and controls in the determination of the appropriate accounting and classification of our financial instruments and key agreements. As a result of the restatement, we expect to recognize incremental non-operating income of approximately $0.8 million. We expect that there will be no impact to our historically reported cash and cash equivalents, or cash flows from operating, investing or financing activities. All estimates contained in this report are subject to change as management completes the Form 20-F/A, and the Company’s independent registered public accounting firms has not audited or reviewed these estimates or ranges. An audit of annual financial statements could result in material changes to these ranges and estimates. Further details and remediation plans will be included in the Company’s Form 20-F/A.

The Company’s management and the Audit Committee have discussed the matters disclosed above with the Company’s independent registered public accounting firm, UHY LLP.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Lion Group Holding Ltd, dated June 11, 2021, reporting restatement of previously issued financial statements related to accounting for warrants issued by SPACs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2021	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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